Filed Pursuant to Rule 424(b)(3)
Registration No. 333-154975

TNP STRATEGIC RETAIL TRUST, INC.

SUPPLEMENT NO. 5 DATED JULY 5, 2012

TO THE PROSPECTUS DATED APRIL 10, 2012

This document supplements, and should be read in conjunction with, our prospectus dated April 10, 2012, relating to our offering of up to $1,100,000,000 in shares of our common stock, as supplemented by Supplement No. 2 dated April 27, 2012, Supplement No. 3 dated May 21, 2012 and Supplement No. 4 dated June 15, 2012. Terms used and not otherwise defined in this Supplement No. 5 have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 5 is to disclose:

•	the status of our public offering;

•	our acquisition of a multitenant retail property located in Riverview, Florida; and

•	our acquisition of a multitenant retail property located in Visalia, California.

Status of Our Public Offering

We commenced our initial public offering of up to $1,100,000,000 in shares of our common stock on August 7, 2009. As of June 27, 2012, we had accepted investors’ subscriptions for and issued 10,352,473 shares of our common stock in our initial public offering, including 214,541 shares of our common stock issued pursuant to our distribution reinvestment plan, resulting in gross offering proceeds of $102,838,075. As of June 27, 2012, approximately 89,824,537 shares of our common stock remained available for sale to the public under our initial public offering, excluding shares available under our distribution reinvestment plan.

On June 15, 2012, we filed a registration statement on Form S-11 with the SEC to register a follow-on public offering of up to $900,000,000 in shares of our common stock. Under rules promulgated by the SEC, we may continue our initial public offering until as late as February 2013.

Our Acquisition of Bloomingdale Hills

On June 18, 2012, we acquired through our indirect subsidiary a fee simple interest in a multitenant retail center located in Riverview, Florida, a suburb of Tampa, commonly known as Bloomingdale Hills, or the Bloomingdale property, for an aggregate purchase price of $9,300,000, exclusive of closing costs, or $118.56 per square foot.

We acquired the Bloomingdale property with proceeds from our initial public offering and subsequently financed the property with a loan from ING Insurance in an original principal amount of $5,600,000, or the Bloomingdale loan. The Bloomingdale loan bears interest at a fixed rate of 4.50% per annum and matures in June 2022. The capitalization rate for the Bloomingdale property as of the acquisition date was 6.84%.

The Bloomingdale property is a 78,442 rentable square foot shopping center located on 12.8 acres of land that was originally constructed in 2002. As of the closing date, the Bloomingdale property was 100% occupied. The Bloomingdale property is anchored by a Wal-Mart Neighborhood Market, which occupies 57,756 square feet, or 73.6% of the total rentable square feet at the Bloomingdale property, pursuant to a lease that expires in November 2026. Wal-Mart has the option to extend its lease at the Bloomingdale property for up to eleven additional terms of five years each. Wal-Mart is the top retailer in the world according to the 2012 Fortune 500 list and has a “AA” S&P credit rating. The second largest tenant at the Bloomingdale property is St. Joseph’s Tampa Children’s Hospital, which occupies 6,000 square feet, or 7.6% of the total rentable square feet at the Bloomingdale property, pursuant to a lease that expires in September 2015. Additional significant tenants at the Bloomingdale property include Happy’s Home Centers and Dental Health Group, which occupy 4.2% and 3.1% of the total rentable square feet at the Bloomingdale property, respectively, pursuant to leases that expire in August 2017 and June 2014, respectively. Other national/regional tenants at the Bloomingdale property include Great Clips and Liberty Tax Service. Additionally, the Bloomingdale property includes a fully-improved undeveloped land parcel, which may be developed. Wendy’s, McDonalds, Subway, 7-Eleven and Anytime Fitness stores are located within the same complex as the Bloomingdale property but are not a part of our acquisition.

Our Acquisition of Visalia Marketplace

On June 25, 2012, we acquired through our indirect subsidiary a fee simple interest in a multitenant retail center located in Visalia, California, commonly known as Visalia Marketplace, or the Visalia property, for an aggregate purchase price of $19,000,000, or $94.62 per square foot, exclusive of closing costs.

We financed the purchase price of the Visalia property with (1) proceeds from our initial public offering and (2) an advance under our credit facility with KeyBank in an original principal amount of $14,250,000, or the Visalia loan. The Visalia loan bears interest at a variable rate of 5.5% per annum and matures in December 2013. The capitalization rate for the Visalia property as of the acquisition date was 8.23%.

The Visalia property is a 200,794 rentable square foot shopping center located on 24.72 acres of land. The Visalia property was originally constructed in 1965 and was renovated in 2008. As of the closing date, the Visalia property was approximately 92% occupied. The Visalia property is anchored by two long-term anchor tenants, Kmart and Save Mart Supermarket grocery stores. Kmart occupies 98,078 square feet, or 48.8% of the total rentable square feet at the Visalia property, pursuant to a lease that expires in February 2024. Save Mart Supermarket occupies 56,280 square feet, or 28% of the total rentable square feet at the Visalia property, pursuant to a lease that expires in December 2028. Combined, Kmart and Save Mart Supermarket occupy approximately 74% of the rentable square feet at the Visalia property and account for approximately 55% of the gross rents at the Visalia property. Another significant tenant at the Visalia property is Brandman University, which occupies 18,017 square feet, or 9.0% of the total rentable square feet at the Visalia property, pursuant to a lease that expires in June 2018. Other national/regional tenants at the Visalia property include Starbucks and Great Clips. Additionally, the Visalia property includes a number of undeveloped pad sites, which may be ground leased, developed or sold.

KeyBank, the lender under our credit facility, obtained an appraisal of the Visalia property as of May 18, 2012 which valued the Visalia property at $20.8 million, or approximately $1.8 million in excess of the acquisition price we paid for the Visalia property. The valuation of the Visalia property is subject to a number of conditions and assumptions, some or all of which may be inaccurate, which could materially impact the value of the Visalia property disclosed above. There is no guarantee that the value of the Visalia property will increase in the future. Additionally, the value of the Visalia property may decrease in the future due to market conditions or other factors.